Exhibit 99.111

2011

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Mani M. Verma, M.Eng., P.Eng., an Associate Mining Engineer with Micon International Limited in Toronto, Canada, hereby consent to the use of my name in connection with the references to the mining plan for the San Francisco Gold Mine in Sonora, Mexico and to the incorporation by reference of references to and summaries of the mining plan in the Form 40-F.

MICON INTERNATIONAL LIMITED

/s/ Mani M. Verma
Name: Mani M. Verma, M.Eng., P.Eng.
Title: Associate Mining Engineer

Date: October 26, 2011